Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

April 6, 2017

Ms. Jaea F. Hahn
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Touchstone Strategic Trust (File Nos. 002-80859 and 811-03651) (the “Trust”)

Dear Ms. Hahn,

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on March 31, 2017 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A filed on March 20, 2017 (PEA No. 149) pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to the Touchstone Ohio Tax-Free Bond Fund (the "Fund").

For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response.

General

1.     Please confirm that any blank or bracketed information in the Fund's Prospectus and Statement of Additional Information will be finalized in the subsequent 485(a) filing.

Response: The Trust confirms that it will finalize all blank or bracketed information in the Fund's Prospectus and Statement of Additional Information that will be filed with the Securities and Exchange Commission pursuant to Rule 485(a) under the Securities Act on April 7, 2017.

Prospectus

2.     In "The Fund's Fees and Expenses" section of the Fund's Prospectus, please move the paragraph relating to the Fund's reorganization to "The Fund's Performance" section. The current placement of this language is not permitted by Form N-1A.

Response: The Trust has made the requested revisions.

3.     In the "Choosing a Class of Shares - Waiver of Class A Sales Charge " section, please more clearly identify the intermediaries that may waive a Class A sales charge in accordance with IM Guidance Update No. 2016-06 and/or add a cross-reference to the Appendix A.

Response: The Trust has added the requested information.

4.     Please consider adding bullets to the lists that appear in Appendix A to the Fund's Prospectus to make the appendix more readable.

Response: The Trust has added bullets to Appendix A as requested.

Statement of Additional Information

5.     In the "Other Purchase and Redemption Information - Waiver of Class A Sales Charge for Clients of Financial Intermediaries" section, please identify the intermediaries that may waive a Class A sales charge in accordance with IM Guidance Update No. 2016-06 and/or add a cross-reference to Appendix A to the Fund's prospectus.

Response: The Trust has added the requested information.

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If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/ Meredyth A. Whitford-Schultz

Meredyth A. Whitford-Schultz Counsel

cc:        Terrie A. Wiedenheft